FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2024

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Announces Candidates for Board of Directors at Upcoming Shareholders Meeting

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: March 27, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Takeda Announces Candidates for Board of Directors
at Upcoming Shareholders Meeting
OSAKA, Japan, March 27, 2024, and CAMBRIDGE, Massachusetts, March 26, 2024 - Takeda (TSE:4502/NYSE:TAK) today announced that its Board of Directors decided on March 26, 2024 (CET) to propose candidates for Board of Directors at the 148th Ordinary General Meeting of Shareholders to be held on June 26, 2024.
Mr. Milano Furuta, currently president of the Japan Pharma Business Unit (JPBU), will succeed Mr. Constantine Saroukos as chief financial officer (CFO) effective April 1, 2024. Takeda will propose Mr. Furuta as a new candidate for board director at the Ordinary General Meeting of Shareholders. If approved by shareholders, Mr. Furuta will join the Board effective June 26, 2024.
Mr. Constantine Saroukos, who expressed his intention to retire as CFO, will leave the Board on June 26, 2024 upon the expiration of his term.
Candidates for Directors Who Are Not Audit and Supervisory Committee Members

Name	Category		Expected Role
Christophe Weber	Internal	Existing	Representative Director, President & Chief Executive Officer
Andrew Plump	Internal	Existing	Director, President, Research & Development
Milano Furuta	Internal	New	Director, Chief Financial Officer
Masami Iijima	External	Existing	External Director, Chair of the Board Meeting
Olivier Bohuon	External	Existing	External Director
Ian Clark	External	Existing	External Director
Steven Gillis	External	Existing	External Director
John Maraganore	External	Existing	External Director
Michel Orsinger	External	Existing	External Director
Miki Tsusaka	External	Existing	External Director
Emiko Higashi	External	New	External Director
The tenure for non-Audit and Supervisory Committee director is one year.

Candidates for Directors Who Are Audit and Supervisory Committee Members

Name	Category		Expected Role
Koji Hatsukawa	External	Existing	External Director, Audit and Supervisory Committee Member
Yoshiaki Fujimori	External	Existing	External Director, Audit and Supervisory Committee Member
Kimberly A. Reed	External	Existing	External Director, Audit and Supervisory Committee Member
Jean-Luc Butel	External	New	External Director, Audit and Supervisory Committee Member
The tenure for Audit and Supervisory Committee director is two years.

Note:
1.The role of the directors will be determined at the Board of Directors meeting and the Audit and Supervisory Committee meeting to be held after the 148th Ordinary General Meeting of Shareholders.
2.The members of the Nomination Committee and Compensation Committee will be discussed and determined at the Board of Directors meeting to be held after the 148th Ordinary General Meeting of Shareholders.
3.Ms. Asuka Miyabashira, currently head of the Neuroscience Business Unit within JPBU, will assume the role of president of JPBU, effective April 1, 2024.

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.

Media Contacts:
Global Media
Brendan Jennings
brendan.jennings@takeda.com
+81 80-2705-8259

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

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